August 24, 2018

VIA EDGAR TRANSMISSION

Assistant Director

Office of Telecommunications

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:         FinTech Acquisition Corp. III

Draft Registration Statement on Form S-1

Submitted February 13, 2018

CIK No. 0001729756

Dear Director:

On behalf of FinTech Acquisition Corp. III, a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated March 9, 2018 relating to the Draft Registration Statement on Form S-1 of the Company (the “Form S-1”) confidentially submitted with the Commission on February 13, 2018. We are concurrently confidentially submitting via EDGAR Amendment No. 1 to the Form S-1 (the “Draft Amendment”). The changes reflected in the Draft Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Draft Amendment submitted concurrently herewith.

Draft Registration Statement on Form S-1 Submitted February 13, 2018

Signatures, page II-7

1.	Please indicate who will be signing in the capacity of principal accounting officer or controller. Refer to Instruction 1 to the Signatures section on Form S-1.

The Company acknowledges the Staff’s comment and has revised the disclosure on the signature page to the Draft Amendment.

General

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that no written communications, as defined in Rule 405 under the Securities Act, have been provided to potential investors. The Company will undertake to provide the Staff with copies of any written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

*     *    *    *    *

1

If you have any questions regarding this letter, please contact Derick Kauffman, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ James J. McEntee, III
James J. McEntee, III President and Chief Financial Officer FinTech Acquisition Corp. III

cc:	Derick Kauffman, Esquire
Ledgewood, PC

Claire Delabar
Terry French
Courtney Lindsay
Kathleen Krebs
U.S. Securities and Exchange Commission

2